UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              RELIANT ENERGY, INC.
                              --------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    75952B105
                               -------------------
                                 (CUSIP Number)

                                  Mark Horowitz
                                 General Counsel
                        Glenview Capital Management, LLC
                          767 Fifth Avenue, 44th Floor
                            New York, New York 10153
                                 (212) 812-4700
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2007
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 2 of 10 Pages
.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     Not Applicable
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     Delaware
.................................................................................

Number of             7. Sole Voting Power            None
Shares
Beneficially         ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          15,403,336
Person With
                     ...........................................................

                      9. Sole Dispositive Power       None

                     ...........................................................

                     10. Shared Dispositive Power     15,403,336
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,403,336
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     4.99% based on 308,488,738 shares outstanding as of October 31, 2006.
.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 3 of 10 Pages
.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     GLENVIEW CAPITAL GP, LLC
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     Not Applicable
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     Delaware
.................................................................................

Number of             7. Sole Voting Power            None
Shares
Beneficially         ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          15,403,336
Person With
                     ...........................................................

                      9. Sole Dispositive Power       None

                     ...........................................................

                     10. Shared Dispositive Power     15,403,336
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,403,336
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     4.99% based on 308,488,738 shares outstanding as of October 31, 2006.
.................................................................................

14.  Type of Reporting Person:

     OO

                                  SCHEDULE 13D

CUSIP No.: 75952B105                                          Page 4 of 10 Pages
.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     LAWRENCE M. ROBBINS
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
.................................................................................

3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     Not Applicable
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
.................................................................................
6.   Citizenship or Place of Organization

     United States of America
.................................................................................

Number of             7. Sole Voting Power            None
Shares
Beneficially         ...........................................................
Owned by Each
Reporting             8. Shared Voting Power          15,403,336
Person With
                     ...........................................................

                      9. Sole Dispositive Power       None

                     ...........................................................

                     10. Shared Dispositive Power     15,403,336
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,403,336
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     4.99% based on 308,488,738 shares outstanding as of October 31, 2006.
.................................................................................

14.  Type of Reporting Person:

     IA

                                                              Page 5 of 10 Pages

            This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Reliant Energy, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on
Schedule 13D, dated December 14, 2005 (the "Initial Statement"), as amended by Amendment No. 1, dated February 10, 2006, and as further amended by Amendment No. 2, dated November 16, 2006 (as amended, the "Schedule 13D") filed by the Reporting Persons (as defined herein). Certain of the securities reported herein were previously reported on a Schedule 13G filed by certain of the Reporting Persons on May 2, 2005. This Amendment No. 3 to the Schedule 13D is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares, as disclosed in the Issuer's quarterly report on Form 10-Q that was filed on November 9, 2006 and to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Schedule 13D is supplementally amended as follows.

Item 1.     Security and Issuer:

            This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1000 Main Street, Houston, Texas 77002.

Item 2.     Identity and Background:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Glenview   Capital   Management,    LLC   ("Glenview   Capital
                  Management");

            ii)   Glenview Capital GP, LLC ("Glenview Capital GP"); and

            iii)  Lawrence M. Robbins ("Mr. Robbins").

            This Statement relates to the Shares held for the accounts of Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

            The  principal   business  address  of   each  of  Glenview  Capital
Management, Glenview Capital GP and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 5.     Interest in Securities of the Issuer:

            According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 308,488,738 as of October 31, 2006.

                                                              Page 6 of 10 Pages

            (a) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed the beneficial owner of 15,403,336 Shares (approximately 4.99% of the total number of Shares outstanding). This amount consists of (A) 9,343,171 Shares held for the account of Glenview Capital Master Fund, (B) 765,835 Shares held for the account of Glenview Capital Partners, (C) 3,959,701 Shares held for the account of Glenview Institutional Partners, (D) 1,109,339 Shares held for the account of GCM Little Arbor Master Fund, (E) 219,412 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 5,878 Shares held for the account of GCM Little Arbor Partners.

            (b) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to have shared power to direct the voting and disposition of the 15,403,336 Shares.

            (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since
December 28, 2006 (60 days prior to the date hereof) by any of the Reporting Persons.

            (d) Not applicable.

            (e) As of February 26, 2007, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins ceased to be a beneficial owner of more than five percent of the Shares.

Item 7.     Material to be filed as Exhibits:

            The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2007               GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By:    /s/ Lawrence M. Robbins
                                             ---------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer

Date: February 26, 2007               GLENVIEW CAPITAL GP, LLC


                                      By:    /s/ Lawrence M. Robbins
                                             ---------------------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer



Date: February 26, 2007               LAWRENCE M. ROBBINS


                                      /s/ Lawrence M. Robbins
                                      ----------------------------------------

                                                              Page 8 of 10 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              RELIANT ENERGY, INC.

A. Transactions for the account of Glenview Capital Partners, L.P. since December 28, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                         10,200                   $14.35
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                          5,100                   $14.34
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                            600                   $14.35
-------------------------------------------------------------------------------------------------
 01/04/2007                   SALE                         12,700                   $14.20
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                         22,600                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                            300                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                            100                   $14.42
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                        103,300                   $16.25
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                          1,300                   $16.27
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                            300                   $16.26
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                         51,600                   $16.28
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                         51,600                   $16.28
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                         54,900                   $17.69
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                         28,100                   $17.42
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                          5,000                   $17.63
-------------------------------------------------------------------------------------------------

B. Transactions for the account of Glenview Institutional Partners, L.P. since December 28, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                         52,300                   $14.35
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                         26,100                   $14.34
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                          3,200                   $14.35
-------------------------------------------------------------------------------------------------
 01/04/2007                   SALE                         65,300                   $14.20
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                        116,100                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                          1,600                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                            300                   $14.42
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                        533,100                   $16.25
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                          6,700                   $16.27
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                          1,300                   $16.26
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                        266,500                   $16.28
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                        266,500                   $16.28
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                            200                   $16.25
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                        284,100                   $17.69
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                        145,200                   $17.42
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                         25,700                   $17.63
-------------------------------------------------------------------------------------------------

                                                              Page 9 of 10 Pages

C. Transactions for the account of Glenview Capital Master Fund, Ltd. since December 28, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                        121,500                   $14.35
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                         60,800                   $14.34
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                          7,500                   $14.35
-------------------------------------------------------------------------------------------------
 01/04/2007                   SALE                        151,900                   $14.20
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                        269,700                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                          3,600                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                            500                   $14.42
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                      1,257,800                   $16.25
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                         15,700                   $16.27
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                          3,100                   $16.26
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                        629,000                   $16.28
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                        629,000                   $16.28
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                            400                   $16.25
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                        670,200                   $17.69
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                        342,700                   $17.42
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                         60,700                   $17.63
-------------------------------------------------------------------------------------------------

D. Transactions for the account of GCM Little Arbor Partners, L.P. since December 28, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                            100                   $14.35
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                            100                   $14.34
-------------------------------------------------------------------------------------------------
 01/04/2007                   SALE                            100                   $14.20
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                            200                   $14.42
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                            500                   $16.25
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                            200                   $16.28
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                            200                   $16.28
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                            400                   $17.69
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                            300                   $17.42
-------------------------------------------------------------------------------------------------

                                                             Page 10 of 10 Pages

E. Transactions for the account of GCM Little Arbor Master Fund, Ltd. since December 28, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                         13,300                   $14.35
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                          6,600                   $14.34
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                            800                   $14.35
-------------------------------------------------------------------------------------------------
 01/04/2007                   SALE                         16,700                   $14.20
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                         29,600                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                            400                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                            100                   $14.42
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                         87,700                   $16.25
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                          1,100                   $16.27
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                            200                   $16.26
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                         43,900                   $16.28
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                         43,900                   $16.28
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                         79,600                   $17.69
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                         40,700                   $17.42
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                          7,200                   $17.63
-------------------------------------------------------------------------------------------------


F. Transactions for the account of GCM Little Arbor Institutional Partners, L.P. since December 28, 2006.

-------------------------------------------------------------------------------------------------
Date of Transaction     Nature of Transaction        Number of Shares        Price per Share
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                          2,600                   $14.35
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                          1,300                   $14.34
-------------------------------------------------------------------------------------------------
 01/03/2007                   SALE                            200                   $14.35
-------------------------------------------------------------------------------------------------
 01/04/2007                   SALE                          3,300                   $14.20
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                          5,800                   $14.42
-------------------------------------------------------------------------------------------------
 01/12/2007                   SALE                            100                   $14.42
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                         17,600                   $16.25
-------------------------------------------------------------------------------------------------
 02/22/2007                   SALE                            200                   $16.27
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                          8,800                   $16.28
-------------------------------------------------------------------------------------------------
 02/23/2007                   SALE                          8,800                   $16.28
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                         15,800                   $17.69
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                          8,000                   $17.42
-------------------------------------------------------------------------------------------------
 02/26/2007                   SALE                          1,400                   $17.63
-------------------------------------------------------------------------------------------------